Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

3

1.2.2

Market Trends

6

1.3

Selected Annual Information

7

1.4

Results of Operations

9

1.5

Summary of Quarterly Results

11

1.6

Liquidity

13

1.7

Capital Resources

13

1.8

Off-Balance Sheet Arrangements

15

1.9

Transactions with Related Parties

15

1.10

Fourth Quarter

16

1.11

Proposed Transactions

16

1.12

Critical Accounting Estimates

17

1.13

Critical accounting policies and changes in accounting policies

17

1.14

Financial Instruments and Other Instruments

17

1.15.1

Other MD & A Requirements

17

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

17

1.15.3

Disclosure of Outstanding Share Data

17

Other Information

19

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

The effective date of this report is August 29, 2006

1.2

Overview

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other commodities, variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, protection of the integrity of intellectual property and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2005, and the unaudited interim consolidated financial statements for the six months ended June 30, 2006.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and is also conducting research and development to commercialize the Ceramext™ process which converts mine tailings and other siliceous waste materials to ceramic building products.  Following is a brief summary of its current activities.

•

Emgold’s loss for the six months ended June 30, 2006 (“fiscal 2006”) was $2,672,084 or $0.04 per share compared to a loss of $2,385,144 or $0.05 per share in the six months ended June 30, 2005 (“fiscal 2005”).

•

During fiscal 2006, cash used for operations and working capital was $548,623 compared to $3,136,560 at December 31, 2005.

•

Exploration expenditures and acquisition of mineral property interests totaled $882,102 in fiscal 2006 compared to $712,471 in fiscal 2005.  Exploration expenditures were incurred on the following mineral properties in fiscal 2006:  Idaho-Maryland - $880,273 (2005: $706,952), Rozan - $210 (2005 - $1,788), Stewart – $1,535 (2005 – $2,004), and Jazz - $84 (2005 – $1,727).

•

During fiscal 2006, the Company spent $719,993 (2005 - $591,463) on research and development of the Ceramext™ process.  Expenses incurred include prototypes - $105,565 (2005 – $42,201); Ceramext™ technology royalties and amortization of license fee and bench-scale research facility - $20,000 (2005 - $72,939); consultants - $14,089 (2005 - $Nil); consumable materials $27,126 (2005 - $38,804); site costs - $94,493 (2005 – $81,588); sample preparation - $35,466 (2005 - $26,441); engineering - $417,501 (2005 - $293,279); and commercialization $5,753 (2005 - $3,060).  In fiscal 2005, stock-based compensation and transportation costs totaling $33,151 were incurred, with no comparative expense in fiscal 2006.  The technology license fee and bench-scale research facility were amortized over a two-year period ending in December 2005.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “Project”).  Emgold has also been conducting research and development related to the Ceramext™ technology because of its potential to provide a tailings and development rock management strategy and possibly contribute a significant revenue stream to the Idaho-Maryland Mine if the mine goes into production.  The Company also believes there is a global business opportunity to process a wide range of siliceous waste and other materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology and making preproduction royalty payments to the inventor of the technology, the Company has purchased, earned and received the worldwide license for the technology.  A royalty will be payable to Ceramext, LLC, a private company owned by a former director of the Company, when a positive feasibility study is completed and the process is in commercial production.  The Company commenced paying advance royalties in fiscal 2005.

The Idaho-Maryland feedstock including development rock and historical tailings from the Idaho-Maryland Mine has been used to produce high quality ceramic building material, as have washed fines from aggregate operations, fly ash and other materials from mining and industrial sites throughout North America.  The testing of materials is ongoing in conjunction with equipment design and product development.

The Ceramext™ process appears to be capable of producing high quality ceramic building materials at approximately 30-40% less operating cost than other conventional ceramic processes.

1.2.1

Idaho-Maryland Mine, California

The Company is continuing with its exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.  The Idaho-Maryland Mine Project will entail the staged exploration and development of up to a 2400 Short Tons Per Day (“STPD”) underground gold mine, mill, as well as a 2,400 STPD manufacturing plant for ceramic brick, tiles and other building materials.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.  We believe we have a good working relationship with the local communities and are presently entering the mid-stage of the permitting process.

The permit applications were deemed substantially complete by the City on May 20, 2005.  The process of information exchange has continued throughout fiscal 2006.  The work associated with the application process consumes a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City and other County, State and Federal regulatory authorities.  The Company’s current estimate is that the permitting process could be completed by June 2007, about 24 months from the date that the Final Applications were deemed substantially complete by the City of Grass Valley.  This time estimate has been based on the current schedule prepared by the City’s Environmental Impact Report (“EIR”) consultant and the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months.  The ability of the Company to obtain adequate financing will impact this process.

The Final Master Environmental Assessment (“MEA”) was issued by the City of Grass Valley in July 2006.  The MEA describes potential impacts of the Idaho-Maryland Project and also identifies data gaps in the permitting data prior to entering the EIR process.  The MEA has been reviewed by the

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Company and the review team has found that where many of the items identified as “data gaps” were noted, the information was previously provided to the City of Grass Valley or their consultants.  A workshop was held to discuss and remedy the data gaps.  Further documentation meetings and workshops will likely be required in response to the MEA.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Application for the Conditional Mine Use Permit (“CMUP”).  Once the applications were accepted as complete the City initiates a Master Environmental Assessment (“MEA”) process as a precursor to a California Environmental Quality Act (“CEQA”) review of the Project application as proposed.  Certain of the CEQA topics are expected to become issues that are prudent to address in appendices to the Formal Application.  Those are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures will need to be addressed in environmental evaluations for the Project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation.  In summary, the Company and its consultants believe that those environmental aspects of the Project anticipated being of greatest interest to the City and County of Nevada (County) are:

•

Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, including reclamation planning;

•

Traffic and Circulation in and around the Project location (e.g., road design and capacity);

•

Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

•

Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and

•

Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The upside and downside to the Project for the first three items above are related to the fact the Project could have “growth inducing impacts” that may not have been addressed fully in the planning documents.  Therefore, the Project will need to address those impacts associated with growth due to industrial development proximate to an urban center.  The Biological, Cultural and Historical Resources are not inconsequential as there are organizations in place to monitor the impacts and remedies to these resources.  The Company believes that potential impacts may easily be mitigated but will be visible and raise community interest.  The upside and downside could be associated with raising community interest.

Traditionally, local jurisdictions do anticipate compensation for improvement of intersections and expansion of services to accommodate increased demands on social services.

In addition, other requirements of CEQA can be addressed with the Formal application, including:

•

Air Quality – Clean Air Act (“CAA”)/ dust generation, non-point sources (machinery/ vehicles);

•

Geology - Potential for subsidence;

•

Hydrogeology - Effects of dewatering (removal of water from) the mine (viability of private wells);

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

•

Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, Clean Water Act (“CWA”), National Pollutant and Discharge Elimination System (“NPDES”) and the Storm Water Pollution Prevention Plan (“SWPPP);

•

Visual - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

Specific to U.S. properties, costs involved in complying with various government environmental regulations vary by anticipated operations.  Typically, surface sampling does not require any permits.  Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity.  Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed.  As a general rule, these costs make up 10% or less of the total cost of the program.

In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the Idaho-Maryland Mine would be curtailed, and operations in Grass Valley, California would cease.

On the Federal, State or Provincial or County level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources.  Approval must be received for the applicable departments before exploration can begin, and will also involve ongoing monitoring of operations.  If operations result in negative effects upon the environment, government agencies will usually require the Company to carry out remedial actions to correct the negative effects.

Information about the Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings, as well as through local news media, direct mail-outs, circulars and brochures.  A website, devoted to the Idaho-Maryland Project, www.idaho-maryland.com, provides general Project information, permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Exploration

The Company’s geologists are planning a possible Phase 3 surface drill program for 2007 to explore several structures in preparation for underground exploration.  Currently there is a shortage of available surface exploration and drilling equipment as well as experienced personnel to complete the work.  Surface drilling is also subject to the Company obtaining adequate financing, as the permitting to access the underground workings is currently Emgold’s top priority, in order to obtain access to begin a future underground drill program.

Development of various exploration scenarios for the Idaho-Maryland Mine has been started.  Several internal scoping studies with cost estimates will be prepared in order to review the cost sensitivity and practicality of different methods of accessing the underground to conduct exploration and mine production targets.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Advancement of the Ceramext™ Process

Ceramext™ Process

Emgold initially licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the Idaho-Maryland mine while potentially contributing a significant revenue stream to the mine.  The Company now believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials to produce high quality ceramic building materials.  The owner of Ceramext LLC was a director of the Company to June 2006.  Advance royalties of $10,000 per quarter have been paid to Ceramext LLC in fiscal 2006.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  It is anticipated that the first payments from test production using the Ceramext™ process will be realized late in the third quarter of fiscal 2006.  Scale of production will be limited by the size of the current research and development facility.  As the year progresses, test production may migrate to the demonstration-scale facility under development in Grass Valley.

Mineral Property Option Payments and Exploration Programs for Fiscal 2006

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 total $250,000, including work programs of $200,000 and property payments of Cdn$50,000 and $10,000, of which the final payment of Cdn$30,000 was paid on the Rozan property, and a payment of $10,000 was made on the Jazz property.  A payment on the Stewart property has been deferred until the Company completes its financing announced on August 22, 2006.  Most of the field programs on these properties have been deferred to 2007 pending sufficient working capital to carry out the planned exploration programs.

1.2.2

Market Trends

The price of gold has been increasing steadily over the past two years.  The average London gold fix in 2005 averaged US$444.74 per ounce and has averaged US$600.22 per ounce to August 28 in 2006.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Current assets	$ 3,737,703	$ 1,651,513	$ 5,909,571
Mineral property interests	859,531	797,956	140,487
Other assets	530,109	499,278	38,766
Total assets	5,127,343	2,948,747	6,088,824

Current liabilities	601,143	458,949	193,050
Notes payable and preference shares	613,871	577,529	517,417
Shareholders’ equity	3,912,329	1,912,269	5,378,357
Total shareholders’ equity and liabilities	$ 5,127,343	$ 2,948,747	$ 6,088,824

Working capital	$ 3,136,560	$ 1,192,564	$ 5,716,521

	Years ended December 31,
	2005	2004	2003
Expenses
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs	1,769,659	998,631	24,054
Exploration expenses	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)
Foreign exchange loss (gain)	8,148	139,455	(62,424)
Finance expense	44,966	41,790	41,860
Accretion of debt portion of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685
Income tax recovery	--	--	(44,105)
Loss for the year	$ 5,245,165	$ 5,446,629	$ 3,160,580
Loss per share – basic and diluted	$0.09	$0.12	$0.11
Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ 998	$ 539	$ 3,932
Geological and geochemical	193,183	158,954	390,925	312,800
Land lease and taxes	30,270	31,000	60,540	63,787
Mine planning	91,512	49,804	254,397	223,116
Site activities	58,294	40,571	161,672	77,139
Stock-based compensation	--	17,858	--	17,858
Transportation	10,948	6,395	12,200	8,320
Incurred during the period	384,207	305,580	880,273	706,952
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	126	1,433	210	1,788
Incurred during the period	126	1,433	210	1,788
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	207	40	1,535	2,004
Incurred during the period	207	40	1535	2,004
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	84	226	84	1,727
Incurred during the period	84	226	84	1,727

Exploration costs incurred during the period	$ 384,624	$ 307,279	$ 882,102	$ 712,471

Research and development expenses:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Ceramext™ Process Costs
Prototype materials for research	$ 53,897	$ 15,164	$ 105,565	$ 42,201
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	10,000	32,676	20,000	72,939
Ceramext professional fees	9,654	--	14,089	--
Commercialization costs	1,546	2,287	5,753	3,060
Consumable materials	17,762	22,753	27,126	38,804
Engineering costs	224,987	191,766	417,501	293,279
Sample preparation	17,022	13,470	35,466	26,441
Site costs	55,256	63,997	94,493	81,588
Stock-based compensation	--	28,489	--	28,489
Transportation	--	3,723	--	4,662
Incurred during the period	$ 390,124	$ 374,325	$ 719,993	$ 591,463

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Expenses
Amortization	$ 20,507	$ 14,377	$ 42,484	$ 26,613
Accretion of debt portion of preference shares	3,628	2,976	7,191	6,752
Ceramext™ research costs	390,124	374,325	719,993	591,463
Exploration expenses	384,625	307,279	882,102	712,471
Foreign exchange (gain) loss	27,094	(22,777)	23,411	(19,814)
Finance expense	12,190	11,110	24,160	21,683
Legal, accounting and audit	31,133	12,857	48,587	42,544
Management and consulting fees	27,946	6,071	42,261	12,189
Office and administration	167,329	130,956	287,604	216,565
Other consulting	--	--	28,309	--
Salaries and benefits	195,091	237,681	396,567	470,047
Shareholder communications	53,863	91,389	119,459	165,212
Stock-based compensation	--	143,979	--	143,979
Travel	27,081	22,743	85,850	40,932
	1,340,611	1,332,966	2,707,978	2,430,636
Other expenses and income
Interest income	12,790	42,651	35,894	45,492
Loss for the period	(1,327,821)	(1,290,315)	(2,672,084)	(2,385,144)

Loss per share – basic and diluted	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.05)

Weighted average number of common shares outstanding	65,650,967	52,646,451	65,594,845	49,917,436
Total common shares outstanding at end of period	65,691,099	65,518,099	65,691,099	65,518,099

Six Months Ended June 30, 2006 (“fiscal 2006”), Compared to Six Months Ended June 30, 2005 (“fiscal 2005”)

Emgold’s loss in the six months ended June 30, 2006, was $2,672,084, or a loss per share of $0.04, compared to a loss of $2,385,144, or a loss per share of $0.05 in fiscal 2005.

During fiscal 2006 the Company earned interest income of $35,894 on excess cash balances compared to $45,492 in fiscal 2005.  The decrease was due to interest earned on declining cash balances held in fiscal 2006.  Cash balances increased significantly after the closing of a private placement financing late in the second quarter of fiscal 2005, and have declined since that date as cash was used in operations.

General and administrative expenses:

Legal, accounting and audit fees increased from $42,544 in fiscal 2005 to $48,587 in fiscal 2006.  Fiscal 2006 legal, accounting and audit costs will likely be higher than fiscal 2005 levels due to increasing regulatory and reporting requirements.  The Company now files an Annual Report on a Form 20-F for the United States Securities and Exchange Commission, which results in significant legal and accounting costs relating to the preparation of the document.  The Form 20-F was filed in Q2 2006.  Reviews of internal controls may also be required to be completed in fiscal 2006, further adding to legal, accounting and audit costs.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Office and administration expenses in fiscal 2006 of $287,604 compare to $216,565 in fiscal 2005.  These included telephone, courier and other direct costs.  Additional employees were hired in fiscal 2006, contributing to the increase.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month was paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company to June 2006.  A new chairman was appointed in June 2005, and the management fee arrangement with Lang Mining Corporation for payment of the fees ceased in June 2006.  Also included in consulting fees in fiscal 2006 is $15,062 paid to a private company controlled by Sargent H. Berner, a director of the Company.  There was no comparative expense in fiscal 2005.

The Company has hired consultants at a cost in fiscal 2006 of $28,309 to assist the Company in a review of the ceramics industry.  The process was started in late fiscal 2005 and continued in fiscal 2006.

A foreign exchange loss of $23,411 in fiscal 2006 compares to an exchange gain of $19,814 in fiscal 2005.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a lesser degree in both periods, as most of the Company’s funds are now held in United States dollars, and most expenditures by the Company are incurred and paid in United States dollars.

Finance expense of $24,160 in fiscal 2006 compared to $21,683 in fiscal 2005 relates to the debt portion of the preference shares.

Salaries and benefits of $396,567 in fiscal 2006 compares to $470,047 in fiscal 2005.  The decrease in salaries and benefits in fiscal 2006 reflects the decrease in the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The Company has hired a new Vice President of Engineering and Construction based in Vancouver, on May 1, 2006, and a Vice President of Operations based in Grass Valley was hired in June 2006.  There is no further significant increase anticipated in the complement of staff at the Vancouver offices for the balance of fiscal 2006.  The existing staffing costs may increase, however, to meet current market conditions due to a shortage of experienced mining professionals and support staff.  The number of staff in Grass Valley may increase significantly as the pilot and demonstration plant start continuous operation, but labour increases for exploration and ceramics research costs are a direct cost to those expense classifications.  Revenue received for some of the ceramic test products in the future may partially offset the additional labour expense.

Shareholder communications costs of $119,459 in fiscal 2006 compare to $165,212 in fiscal 2005.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  In fiscal 2006, a total of $50,032 was paid to MBC, compared to $50,000 in fiscal 2005.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also paid $24,282 to High Visibility Public Relations for public relations services in fiscal 2005 compared to $Nil in fiscal 2006.  The contract with High Visibility was terminated effective December 31, 2005.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC Management Services Ltd. (“LMC”) and is providing services on an on-going basis to the Company through an existing services agreement.  The Company is paying LMC for Mr. O’Connor’s services from its current working capital, and his salary is included in salaries and benefits.

Stock-based compensation of $143,979 relating to stock options granted in June 2005 compares to $Nil in fiscal 2006.  There were no stock options granted in fiscal 2006.

Travel expense increased from $40,932 in fiscal 2005 to $85,850 in fiscal 2006, as travel, air and hotel accommodation costs have increased in general.  Increased activities related to permitting the Idaho-Maryland has necessitated additional travel by management between Vancouver and Grass Valley.  Management and personnel attended the annual convention of the Prospectors and Developers Association of Canada in Toronto in March 2006.  Significant travel expenses were also incurred related to the search for management personnel.  Overall, fiscal 2006 travel costs are likely to remain at least at the fiscal 2005 level.

Current and planned activities for 2006 include further testing, and preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

1.5

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2004
Third Quarter	170,690	778,252	15,689	16,065	24,350	465,915	1,457,999	0.03
Fourth Quarter	228,108	433,954	(27,646)	1,198	57,526	505,698	1,198,243	0.03
2005
First Quarter	217,138	401,372	355	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,624	126	207	84	565,862	1,327,821	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the Idaho-Maryland Property and research on the Ceramext™ process.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Three months ended June 30, 2006 (“Q2 2006”), compared to three months ended June 30, 2005(“Q2 2005”)

Emgold had a loss of $1,327,821 or a loss per share of $0.02 in Q2 2006, compared to a loss of $1,290,315, or loss per share of $0.02 in Q2 2005.

During Q2 2005 the Company earned interest income of $42,651 on excess cash balances compared to $12,790 in Q2 2006.  The increase was due to declining cash balances as cash was utilized for operations subsequent to a financing completed in Q2 2005.

Legal, accounting and audit fees increased from $12,857 in Q2 2005 to $31,133 in Q2 2006.  These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.  A review of internal controls will be required in late 2006 and in 2007, which may increase accounting fees to a greater extent than the increases incurred to date.

Office and administration expenses in Q2 2005 of $130,956 compare to $167,329 in Q2 2006.  Costs are substantially higher in fiscal 2006, as a full complement of staff is now occupying the exploration office and pilot/demonstration plant facilities that were set up in Grass Valley.

Until June 30, 2006, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the former Chairman of the Company.  These payments are classified as management and consulting fees.  Also included in consulting fees in Q2 2006 is Cdn$7,199 paid to a private company controlled by Sargent H. Berner, a director of the Company.  There was no comparative expense in Q2 2005.

A foreign exchange gain of $22,777 in Q2 2005 compares to an exchange loss of $27,094 in Q2 2006.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2006, as currently most of the Company’s funds are held in United States dollars.

Salaries and benefits of $195,091 in Q2 2006 compare to $237,681 in Q2 2005.  The decrease in salaries and benefits in fiscal 2006 reflects the salaries directly charged to the ceramics research and exploration at the Golden Bear facility and the Idaho-Maryland property.  Non-technical administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities is recorded in salaries and benefits.  The Company has hired a new Vice President of Engineering and Construction, based in Vancouver.  He started work for the Company in May 2006.  The Company also hired a Vice President of Operations based in Grass Valley.  He started work for the Company in June 2006.  There is no further significant increase anticipated in the complement of staff at the Vancouver offices for the balance of fiscal 2006.

Shareholder communications costs of $53,863 in Q2 2006 compares to $91,389 in Q2 2005.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  These costs have decreased in the second quarter, as they are discretionary in nature, and are one of the first areas to be decreased as cash balances diminish.

Stock-based compensation of $143,979 relating to stock options granted in June 2005 compares to $Nil in fiscal 2006.  There were no stock options granted in Q2 2006.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to complete all of its planned activities on the Idaho-Maryland Project and in research of the Ceramext™ process.

Investing Activities

As at June 30, 2006, Emgold has capitalized $895,522 representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $35,784 in fiscal 2006, excluding a leased vehicle.  Amortization of $86,003 was recorded on equipment in fiscal 2006.  As a result, book value of $507,552 at June 30, 2006, compares to $523,090 at December 31, 2005.

A vehicle at a cost of $38,834 was purchased late in the second quarter, and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $4,152 in fiscal 2006.  There was no comparative capital expenditure in fiscal 2005.

1.7

Capital Resources

At June 30, 2006, Emgold’s working capital, defined as current assets less current liabilities, was $548,623, compared to $3,136,560 at December 31, 2005.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At June 30, 2006, the Company had 65,091,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005.

Additional financings will be required in fiscal 2006 in order for the Idaho-Maryland Project and the Company to move forward as scheduled.  Some of the risks of the Project are detailed below, with the converse risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process and the development of the Ceramext™ process will be delayed.

In fiscal 2006, 153,000 stock options were exercised to provide $37,063 to the treasury.

On August 22, 2006, a private placement was announced for the placement of up to 7,500,000 units at a price of Cdn$0.60 pr unit, each unit comprised of one common share and one half warrant, two half warrant and Cdn$1.00 to obtain an additional common share, for a period of two years from closing.  The placement is expected to close on or before August 30, 2006.  As of August 29, 2006, Cdn$1.3 million in share subscriptions have been received.

If the Company is unable to complete a financing that is sufficient to conduct operations as planned for the next several months, employees will have to be laid off and operations in Grass Valley will have to be curtailed until financing can be arranged.  This will cause delays in the permitting, possibly permanently, if financing cannot be obtained to enable the permitting process to continue.  The Company shares office space and personnel with other companies in Vancouver, so the impact on employees in Vancouver will not be as significant.  The Company is at a critical juncture in the permitting process and is also currently producing ceramic tiles in its pilot plant facility to be used in a home being constructed by a development partner in the research process.  The ability to rehire the

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

professional personnel that have been integral to the permitting and development of the Ceramext™ process, in any curtailment of operations, could delay all aspects of the planned operations.

Risks

Some of the significant risks involved in permitting, which have been taken from the Company’s Annual Report on Form 20-F filed on June 15, 2006, are described in the next few paragraphs.

It was initially anticipated that permitting would cost approximately $1,200,000 in external costs to complete, and this budget has been revised to $1,800,000, including internal and external costs, and is expected to take fourteen to twenty-four months to complete from May 24, 2005, the date of acceptance of the CMUP application by the City of Grass Valley.  Currently the Company believes that the latter date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting stage.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment (“MEA”) and Environmental Impact Report (“EIR”) to obtain a CMUP from the City of Grass Valley and other local and state agencies.  Although the City of Grass Valley, as the Lead Agency, accepted the Company’s application as complete in May 2005, there are no assurances that the Company will be successful in obtaining the CMUP.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.  A recent case of break-and-enter and vandalism on a portion of the Idaho-Maryland Project is in the hands of law enforcement officials.

The Company seeks to reopen the historical Idaho-Maryland Mine, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold ore deposits therein,

•

Processing the associated siliceous waste rock from the mine to produce ceramic building materials via a proprietary process, and

•

Operating and maintaining these facilities for the life of the Project to be determined by completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the Idaho-Maryland Mine and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.  The Company is currently conducting geotechnical studies, pilot and demonstration work using the Ceramext™ technology to complete a feasibility study to determine the economic viability of producing high quality ceramic building materials from mine development rock and tailings from the Idaho-Maryland

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Mine or other similar operations.  The outcome of this feasibility work will have a direct impact on the ability of the Company to obtain the CMUP.

The low price of Emgold’s common stock also limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

Balances receivable from (f):	June 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ 132,999	$ 131,224
Balances payable to (f):
Directors, officers and employees	$ 189,930	$ 173,273

(a)

Ross Guenther, a director of the Company to June 22, 2006, is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $45,000 during the period.

(b)

During the six months ended June 30, 2006, $454,428 (2005 - $445,660) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $NIL (2005 - $14,654) were paid to a law firm of which a director, Sargent H. Berner, was an associate counsel until April 1, 2006.

(d)

Consulting fees of Cdn$15,062 (2005 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company to June 22, 2006.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described below.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described below.

Series A First Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2006, Cdn$198,621 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $574,342 is the ‘principle’ value included in the debt component of preference shares.  Accretion and foreign exchange on debt act to increase the total debt component of preference shares to $646,979 at June 30, 2006.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Although Mr. Frank A. Lang is no longer a director of the Company, he currently holds greater than 10% of the issued and outstanding shares of the Company, including an estimated conversion of Series A Preference Shares to common shares.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

1.12

Critical Accounting Estimates

At June 30, 2006, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

None

1.14

Financial Instruments and Other Instruments

None

1.15.1

Other MD & A Requirements

See the unaudited consolidated financial statements for the six months ended June 30, 2006 and 2005.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 28, 2006

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

(b)

Issued and Outstanding Capital

65,691,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	441,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,130,000	July 12, 2014
$0.36	160,000	June 28, 2010

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2006

(expressed in United States dollars, unless otherwise stated)

Other Information

Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

19